Filed pursuant to Rule 253(g)(2)

File No. 024-12763

SUPPLEMENT DATED OCTOBER 1, 2026
TO OFFERING CIRCULAR DATED JULY 6, 2026

EXPLANATORY NOTE

This supplement should be read in conjunction with the offering Circular dated July 6, 2026 (the “Offering Circular”) of Green Coffee Company Holdings, LLC (the “Company”) and is qualified by reference to the Offering Circular except to the extent that the information contained herein supplements the information contained in the Offering Circular.

The Offering Circular is available HERE.

The purpose of this supplement is to increase the offering price from $1.10 per Class B Common Interest to $1.15 per Class B Common Interest.

During the course of this Offering, the Company has sold approximately 5,581,083 Class B Common Interests and accrued for issuance up to 446,972 Class B Common Interests at the previous price of $1.10 per Class B Interest, as of September 30, 2026.

As a result, the Company amends and restates the cover page and the following sections of its Offering Circular:

COVER PAGE:

Green Coffee Company Holdings, LLC

1301 West 22nd St. Suite 310

Oak Brook, Illinois, 60523
(716) 997-9074
www.greencoffeecompany.com

UP TO 53,568,597 CLASS B COMMON INTERESTS PLUS UP TO 10,044,474 BONUS INTERESTS, FOR AN AGGREGATE OF 63,613,071 CLASS B COMMON INTERESTS

The minimum investment in this offering is 870 Class B Common Interests, or $1,000.50, plus the 3.5% transaction fee discussed below.

	Price to Public		Underwriting Discounts and Commissions(2)	Proceeds to Company Before Expenses
Price Per Class B Common Interest	$1.1500	(1)	$0.0489	$1.1011
Price Per Class B Common Interest Plus the Transaction Fee (3)	$1.1903		$0.0506	$1.1397
Total Maximum with the Transaction Fee*	$63,471,201.13	(4)	$2,697,526.07	$60,773,675.47
Total Maximum Including Value of Bonus Interests and the Transaction Fee (5)*	$74,999,998.03	(4)	$2,697,526.07	$60,773,675.47

As of September 30, 2026, the Company has sold approximately 5,581,083 Class B Common Interests and accrued 446,972 Bonus Interests to be issued to investors at the termination of the Offering, the Total Maximum has been adjusted to reflect those amounts (“Prior Sales”).  Any Class B Interests for which the Company has received subscriptions prior to 11:59pm ET on September 30, 2026 will be issued at the per interest price of $1.10. Those amounts are not reflected in this supplement, but will impact the total amount that the Company may sell in this Offering.

(1)	Including the Prior Sales, the Company is offering up to 53,568,597 Class B Common Interests to investors, plus up to 10,044,474 Class B Common Interests eligible to be issued as Bonus Interests (as defined in this Offering Circular), for an aggregate of 63,613,071 Class B Common Interests, see “Plan of Distribution”.

(2)	The Company has engaged DealMaker Securities LLC, a FINRA/SIPC registered broker-dealer (“Broker”) as broker-dealer of record, to perform broker-dealer administrative and compliance related functions in connection with this Offering. The Broker does not purchase any securities from the issuer with a view to sell those for the issuer as part of the distribution of the security. The Company has also engaged affiliates of Broker for associated services for this Offering. The Company has agreed to compensate Broker and its affiliates with one-time payments totaling $37,500, plus monthly payments of $13,000 for three months (not to exceed $39,000), for accountable expenses before the Offering commences. After the Offering commences, payments of $13,000 per month for account management not to exceed $117,000, a commission of 4.25% on the aggregate cash collected by the Company from investors in the Offering, and up to $1,125,000 in fees for supplementary marketing services are expected to be charged, if the Offering is fully subscribed and all services are utilized by the Company. The cash commissions and other fees in aggregate shall not exceed a maximum compensation limit for this Offering of $4,016,026.06. See “Plan of Distribution” for more details.

(3)	Investors will be required to pay a Transaction Fee to the Company at the time of the subscription to help offset transaction costs equal to 3.5% of the subscription price per Class B Common Interest (the “Transaction Fee”). The Broker and its affiliates will receive compensation on this fee. See “Plan of Distribution” for more details.

(4)	Total Maximum is based on the blended per interest price of the Prior Sales at $1.10 and the remaining interests to be sold at $1.15. The Company covenants that the total value of interests being sold and issued in this Offering as Bonus Shares shall not exceed the $75 million offering cap required by Rule 251(a)(2) of Regulation A.

(5)	While the Company will not receive any additional consideration for the Bonus Interests issued as part of this Offering, pursuant to Rule 251(a) the total value of the Offering, as reflected here and in Part I of the Offering Statement of which this Offering Circular is part, is $74,999,998.03composed of $63,471,201.53 of actual gross proceeds to the Company from investors (including the Transaction Fee) and the value of the Bonus Interests of $11,528,796.50. This full amount of $74,999,998.03is the total amount the Company is offering towards its annual $75 million offering cap under Rule 251(a)(2). In the event that the Company adjusts pricing or number of Class B Common Interests being offered pursuant to Rule 253(g), the Company will ensure that the maximum amount being offered remains within the $75 million offering cap.

Bonus Interests are available to certain investors based on the criteria discussed below under “Plan of Distribution”. Investors will pay full price for their securities, and if eligible, may receive Bonus Interests equal to an amount that is up to 20% of the number of Class B Common Interests purchased. Those investors not eligible for the maximum value of Bonus Interests will experience additional dilution compared to investors receiving 20% Bonus Interests.

Investors will be required to subscribe to the Offering via the platform managed by DealMaker Securities, and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto.

This Offering does not have a minimum offering amount. The Company will not utilize a third-party escrow account for this Offering. All funds tendered by investors will be held in a segregated account until investor subscriptions are accepted by the Company and DealMaker Securities, LLC. Once investor subscriptions are accepted by the Company and by DealMaker Securities, LLC funds will be deposited into the Company’s operating account.

This offering (the “Offering”) will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company at its sole discretion. At least every 12 months after this Offering Statement has been qualified by the United States Securities and Exchange Commission (the “Commission”), the Company will file a post-qualification amendment to include the Company’s recent financial statements. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. There is no minimum target for this Offering and the Company may accept investor subscriptions on a rolling basis. After each acceptance of subscriptions, funds tendered by investors will be available to the Company for its use. The Offering is being conducted on a best-efforts basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(d)(2)(i)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO www.investor.gov.

This offering is inherently risky. See “Risk Factors” on page 7.

Sales of these securities commenced on July 6, 2026.

The Company is following the “Offering Circular” format of disclosure under Regulation A.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to “Emerging Growth Companies” under the JOBS Act of 2012. See “Summary – Implications of Being an Emerging Growth Company.” The Company has elected to delay complying with any new or revised financial accounting standard until the date that a company that is not an issuer (as defined under section 2(a) of the Sarbanes-Oxley Act of 2002 (15 U.S.C. 7201(a)) is required to comply with such new or revised accounting standard, if such standard also applies to companies that are not issuers.

USE OF PROCEEDS (beginning at page 17)

USE OF PROCEEDS

The table below sets forth our estimated use of proceeds from this Offering assuming we sell 53,568,597 Class B Interests for cash consideration. The net proceeds from the total maximum offering amount are expected to be approximately $58,314,806, after the payment of offering costs (including legal, printing, selling and other costs incurred in the Offering), and excluding investor fees. Our estimated offering costs include an expected $2,697,526 in underwriting compensation to DealMaker Securities LLC and affiliates. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ.

We intend to use the net proceeds of the Offering as follows:

•	Service and repay indebtedness;
•	Marketing expenses for the Offering;
•	Working capital to pay operating expenses, build up inventory, farm our coffee and cover accounts receivable in order to manage the significantly longer sales cycle for roasted coffee sales to, among others, retailers, distributors and wholesale clients in the U.S. and Canada when compared to green coffee sales in Colombia sold on a commodity trading basis; and
•	Finance Phase 1 of our Botón facility. See “The Company’s Business -- Botón Project.”

The Company has prioritized debt repayment and marketing expenses for the Offering because it believes it currently has sufficient capital on hand, together with access to additional sources of funding, to meet its near-term working capital needs without reliance on the proceeds of this Offering. At lower subscription levels, working capital and the Botón facility will be deferred or funded from other sources.

As of the date of this supplement, the Company has raised approximately $5.6 million. The below table identifying our intended use of proceeds has been updated to reflect what has been raised, and remaining funds that may be raised in this Offering. This reflects the approximate values based on the intentions of the Company rather than exact amounts to be spent for the identified purposes, assuming the sale of, respectively, 25%, 50%, 75% and 100% of the maximum offering amount.

	25% of Max Offering	50% of Max Offering	75% of Max Offering	100% of Max Offering
Net Proceeds(1)	$14,344,326	$29,001,153	$43,657,979	$58,314,806
Debt Repayment and Interest (2)	$11,165,423	$12,603,022	$12,603,022	$12,603,022
Projected Marketing Expenses (3)	$3,178,903	$6,072,874	$9,109,312	$12,145,749
Working Capital	$--	$10,325,256	$12,996,900	$24,617,261
Botón Facility Phase 1	$--	$--	$8,948,774	$8,948,774

(1)	Includes proceeds received from the collection of the Transaction Fee and the use of those collections against third-party payment processing expenses.

(2)

The Company has a senior secured credit facility with BBVA in an aggregate outstanding principal amount of approximately $8.4 million as of December 31, 2025. The loan was entered into on January 9, 2024 and matures on October 1, 2034. The facility bears interest at a variable annual rate equal to Colombia’s Overnight Interbank Rate (“IBR”) plus 3.892% and requires semi-annual principal and interest payments. Approximately $1.1 million of principal and approximately $481,000 of interest are expected to become payable through June 30, 2027 that we expect to repay with the net proceeds of this Offering.

The Company also maintains two working capital facilities with BBVA entered into on October 1, 2024. The first facility had an outstanding balance of approximately $1.6 million as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 3.31%, and requires semi-annual payments. The outstanding balance of principal and approximately $90,000 of interest are expected to become payable through June 30, 2027. The second facility had an outstanding balance of approximately $527,000 as of December 31, 2025, matures on October 1, 2026, bears interest at IBR plus 1.62%, and also requires semi-annual payments. The outstanding balance of principal and approximately $29,000 of interest are expected to become payable through June 30, 2027, which we also expect to repay using the net proceeds of this Offering.

In addition, the Company has entered into a loan agreement that has two disbursements with Instituto para el Desarrollo de Antioquia (“IDEA”). The first disbursement was received on March 25, 2026, has an outstanding balance of approximately $6.7 million, matures on March 25, 2028, bears interest at IBR plus 3.5%, and requires quarterly interest payments and annual principal payments. Approximately $3.4 million of principal and approximately $788,000 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering. Proceeds from this indebtedness continue to be used for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation.

The second IDEA disbursement is expected to be issued on July 1, 2026, with an expected balance of approximately $2.9 million, matures on July 1, 2028, bears interest at IBR plus 3.5%, and requires quarterly interest payments and annual principal payments. Approximately $1.5 million of principal and approximately $502,010 of interest are expected to become payable through June 30, 2027 that we expect to repay using the net proceeds of this Offering. We also expect to use the proceeds from this indebtedness for working capital related to the Company’s proprietary coffee operations and coffee purchasing programs from third-party farmers operating near the Company’s areas of operation.

The Company also has seller-financing obligations associated with certain farm acquisitions. As of December 31, 2025, approximately $1.3 million remained outstanding under obligations owed to one previous farm owner, entered into on December 16, 2021 and maturing on December 31, 2026, and approximately $1.3 million remained outstanding under obligations owed to a second previous farm owner, entered into on July 11, 2022 and maturing on December 31, 2026, both of which we expect to pay using the net proceeds of this Offering. These obligations do not bear interest and have varied payment schedules.

As of December 31, 2025, aggregate principal repayments expected to become payable through June 30, 2027 under the indebtedness described above were approximately $10.7 million, with approximately $1.9 million of associated interest obligations. In the event of any shortfall in proceeds from this Offering available to repay indebtedness, the Company expects that the seller-financing obligations would be the first to be renegotiated.

(3)	Includes marketing and advertising expenses related to the Offering, including potential payments to an affiliate of the Broker for marketing expenses for the Offering. The actual amounts to be paid for marketing expenses are not entirely determinable at this time. Total amounts paid to the Broker or affiliates of the Broker in connection with this Offering, including underwriting and commissions and marketing expenses, will not exceed $44,016,026 (see “Plan of Distribution” for more information).

Because the Offering is being conducted on a “best efforts” basis, we may close the Offering without sufficient funds for all the intended purposes set out above, or even to cover the costs of this Offering.

The Company reserves the right to change the above use of proceeds if management believes it is in the best interests of the Company.

PLAN OF DISTRIBUTION (beginning on Page 37):

PLAN OF DISTRIBUTION

The Company is offering up to 53,568,597 Class B Common Interests plus up to 10,044,474 Bonus Interests, for an aggregate of 63,613,071 Class B Common Interests. The Offering covers an amount of securities that we reasonably expect to offer and sell within two years, although the Offering Statement of which this Offering Circular forms a part may be used for up to three years and 180 days under certain conditions. As of September 28, 2026, the Company has sold approximately 5,581,083 Class B Common Interests and reserved 446,972 Bonus Interests to be issued to investors at the termination of the Offering.

The minimum investment in this Offering is 870 Class B Common Interests, or $1,000.50, plus the Transaction Fee of 3.5% of the investment.

We plan to market the securities in this Offering both through online and offline means. Online marketing may take the form of contacting potential investors through electronic media and posting our Offering Circular on an online investment platform invest.greencoffeecompany.com.

Any participation of our officers and directors in selling efforts for all classes of securities in this Offering will be conducted in accordance with Rule 3a4-1 under the Exchange Act. None of our officers or directors are subject to any statutory disqualification, as that term is defined in Section 3(a)(39) of the Exchange Act. None of our officers or directors will be compensated in connection with their participation in the Offering by the payment of commissions or other remuneration based either directly or indirectly on transactions in our securities. None of our officers or directors are, or have been within the past 12 months, a broker or dealer, and none of them are, or have been within the past 12 months, an associated person of a broker or dealer. At the end of the Offering, our officers and directors will continue to primarily perform substantial duties for the Company or on its behalf otherwise than in connection with transactions in securities.

The Company may undertake one or more closings on a rolling basis. For additional information regarding this process, see “— Investor’s Tender of Funds,” below. Once an investor has tendered funds to purchase securities in this Offering, the timing of the completion of the sale may be delayed for a month or longer due to clearance procedures that the Broker needs to complete prior to purchase. Under federal law, the Broker must perform certain processes related to their regulatory obligations regarding anti-money laundering and “know your customer” rules, including verification of the investor’s identity and status. If there are errors or incomplete information that needs to be resolved to complete the subscription, the Broker will generate emails instructing the investor on what to do to complete the process. During this process, the investor’s funds will be held in a segregated deposit account pending closing or termination of the offering.

After each closing, funds tendered by investors will be available to the Company.

DealMaker Services

DealMaker Securities, LLC, a broker-dealer registered with the Commission and a member of FINRA, has been engaged to provide operational processing, compliance, and administration of the Company’s best efforts offering. Although this role differs from that of a traditional underwriter in that the Broker does not purchase any securities from the Company with a view to sell such for the Company as part of the distribution of the security, the Broker is a statutory underwriter under Section 2(a)(11) of the Securities Act. Affiliates of Broker have also been engaged to provide technology services and marketing advisory services, specifically Novation Solutions Inc. O/A DealMaker and DealMaker Reach, LLC.

Commissions and Discounts

The following tables shows the total discounts and commissions payable (variable depending on the total amount raised, as shown below) to the placement agents in connection with the Class B Common Interests offered in this Offering:

Per Share
Public Offering Price	$1.15000
Public Offering Price Plus Transaction Fee (3.5%)	$1.19025
Underwriting Commission (4.25%) (1)	$0.050586
Proceeds, before expenses, to us	$1.139664

(1)	Based on the per interest price of $1.15 plus the Transaction Fee. In addition to the 4.25% commission, affiliates of the Broker have been engaged for technology and marketing related services. Together with the Underwriting Commissions, total potential compensation to the Broker and its affiliates would not exceed $4,016,026, accounting for the Prior Sales.

Bonus Interests

After subscribing for the full price for the purchased securities, certain investors in this Offering are eligible to receive additional Class B Common Interests equal to an amount that is 5% to 20% of the number of interests purchased for no additional consideration paid (“Bonus Interests”). Investors who purchase Class B Common Interests are eligible to receive Bonus Interests based on their status as a current interestholder or because of engagement during the TTW period, or if their investment size is at or above certain thresholds (as denoted in the table below). Investors will not be required to provide additional consideration, whether cash or non-cash, in order to receive Bonus Interests. Those investors not eligible for the maximum value of Bonus Interests will experience additional dilution compared to investors receiving the maximum amount of 20% Bonus Interests.

Bonus Interests have identical rights, privileges, preferences as well as restrictions to the Class B Common Interests purchased. The Transaction Fee will be assessed on the per interest price of $1.15. There will be no Transaction Fee with respect to the Bonus Interests. No additional consideration will be received by the Company for the issuance of Bonus Interests and the Company will absorb the cost of the issuance of the Bonus Interests. Up to 10,044,474 Bonus Interests are available in this Offering.

Bonus Interests relating to the amount of investment will be determined on a single transaction and are not cumulative of multiple purchases. Fractional interests will not be distributed, and Bonus Interests will be determined by rounding down to the nearest whole interest.

DealMaker Securities LLC has not been engaged to assist in the distribution of the Bonus Interests and will not receive any compensation related to the Bonus Interests.

Bonus Interests for Certain Investors (Up to 20%)

Certain investors in this Offering are eligible to receive Bonus Interests for no additional consideration. The number of Bonus Interests investors in this Offering are eligible to receive and the criteria for receiving such Bonus Interests is as follows:

(i)	“Reserved” Interests. Prior to the qualification by the Commission of the Company’s Offering Statement, the Company will offer investors the opportunity to “reserve” Class B Common Interests through a reservation process on its investment website at invest.greencoffeecompany.com. On our investment website, the investor may select the “Reserve Shares” button or the “Join Waitlist” button, which will bring the investor to a new page where the investor will be able to input their name and email address. Their reservation is finalized by clicking the “Submit” button. Investors who reserve Class B Common Interests or add themselves to the waitlist in this manner become part of a class of prospective investors who are eligible to receive 5% additional Bonus Interests on their actual investment (rounded down to the nearest whole interest), once the investor submits a subscription and tenders funds as described in “—Investor’s Tender of Funds” following qualification of the Offering Statement by the Commission. For example, if an investor reserves 100 Class B Common Interests, and after qualification of the offering statement by the Commission and commencement of the Offering subcribes for and purchases 100 Class B Common Interests, such investor will receive an additional 5 Class B Common Interests for a total of 105 Class B Common Interests. “Reserving” Class B Common Interests during the TTW period is simply an indication of interest. There is no binding commitment by the Company or the investor at the time of the reservation. Investors that reserve Class B Common Interests in this manner have no obligation to invest and purchase the Company’s Class B Common Interests reserved, nor is there any obligation for an investor that has reserved Interests to purchase any Class B Common Interests whatsoever. Investors who visit the Company’s investment website when the Company does not have a live unaccredited investment round will automatically see the Reserve Interests button.

(ii)	Investment Amount. Investors will be eligible to receive Bonus Interests based on the amount of their investment in this Offering. The below table summarizes the available bonus by amount invested:

Amount Invested**	Bonus Interests*
$2,500.10 (2,174 interests) or more	5%
$5,000.20 (4,348 interests) or more	7%
$10,000.40 (8,696 interests) or more	10%
$15,000.60 (13,044 interests) or more	15%
$20,000.80 (17,392 interests) or more	18%
$25,001.00 (21,740 interests) or more	20%

(iii)	Existing GCC Investor. Existing investors in the Company will be eligible to receive Bonus Interests if they also invest in this Offering once the Offering Statement is qualified by the Commission. Each existing investor that invests in this Offering will receive additional Bonus Interests equal to 5% of the number of interests purchased, rounded down to the nearest whole interest.

The maximum amount of Bonus Interests is cumulative across the three categories for earning Bonus Interests, capped at 20%.

Bonus Interest will be applied to each investor following the completion of the subscription in the Offering. The Broker and the Company will verify eligibility through records maintained for reservations, investment amount, previous investments, and waitlists.

*Bonus Interests are cumulative and may stack, subject to a maximum aggregate Bonus Interests of 20% per investor, of their total purchase amount of Class B Common Interests.

**1n order to receive Bonus Interests based on the amount invested, investors must submit a single investment in this Offering that meets the minimum Bonus Interest requirement. Investors will receive the Bonus Interest amount from the highest category for which they are eligible. The amount invested does not include the 3.5% Transaction Fee. Bonus Interests will not be granted if an investor submits multiple investments that only meet the minimum investment condition when combined. Investments made through a self-directed IRA cannot receive Bonus Interests due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse the Bonus Interests because they would be receiving a benefit from their IRA account.

TAX CONSEQUENCES FOR RECIPIENTS (INCLUDING FEDERAL, STATE, LOCAL AND FOREIGN INCOME WITH RESPECT TO REWARDS AND BONUSES ARE THE SOLE RESPONSIBILITY OF THE INVESTOR. INVESTORS MUST CONSULT WITH THEIR OWN PERSONAL ACCOUNTANT(S) AND/OR TAX ADVISOR(S) REGARDING THESE MATTERS.

THE COMPANY RESERVES THE RIGHT TO DISCONTINUE ANY OF THE PERKS FOR REGULATORY PURPOSES.

Other Terms

The aggregate compensation payable to the Broker and its affiliates are described below.

Administrative and Compliance Related Functions

DealMaker Securities, LLC will provide administrative and compliance related functions in connection with this Offering, including:

•	Reviewing investor information, including identity verification, performing Anti-Money Laundering (“AML”) and other compliance background checks, and providing the Company with information on an investor in order for the Company to determine whether to accept such investor into the Offering;
•	If necessary, discussions with us regarding additional information or clarification on a Company-invited investor;
•	Coordinating with third party agents and vendors in connection with performance of services;
•	Reviewing each investor’s subscription agreement to confirm such investor’s participation in the Offering and provide a recommendation to us whether or not to accept the subscription agreement for the investor’s participation;
•	Contacting and/or notifying us, if needed, to gather additional information or clarification on an investor;
•	Providing ongoing advice to us on compliance of marketing material and other communications with the public, including with respect to applicable legal standards and requirements;
•	Reviewing and performing due diligence on the Company and the Company’s management and principals and consulting with the Company regarding same;
•	Consulting with the Company on best business practices regarding this raise in light of current market conditions and prior self-directed capital raises;
•	Providing white-labeled platform customization to capture investor acquisition through the Broker’s platform’s analytic and communication tools;
•	Consulting with the Company on question customization for investor questionnaire;
•	Consulting with the Company on selection of web hosting services;
•	Consulting with the Company on completing template for the Offering campaign page;
•	Advising us on compliance of marketing materials and other communications with the public with applicable legal standards and requirements;
•	Providing advice to the Company on preparation and completion of this Offering Circular;
•	Advising the Company on how to configure our website for the Offering working with prospective investors;
•	Providing extensive review, training and advice to the Company and Company personnel on how to configure and use the electronic platform for the Offering powered by Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of the Broker;
•	Assisting the Company in the preparation of state, Commission and FINRA filings related to the Offering; and
•	Working with Company personnel and counsel in providing information to the extent necessary.

Such services shall not include providing any investment advice or any investment recommendations to any investor.

For these services, we have agreed to pay Broker:

•	A one-time payment of $27,500 for accountable expenses to be refunded, if not incurred; and
•	A cash commission equal to 4.25% of each investor’s total cash amount invested in the Offering. If this Offering is fully subscribed, this would be a maximum of $2,697,526.

The total compensation paid to Broker for these services is a maximum of $2,725,026.

Technology Services

The Company has also engaged Novation Solutions Inc. O/A DealMaker (“DealMaker”), an affiliate of Broker, to create and maintain the online subscription processing platform for the Offering.

After the qualification by the Commission of the Offering Statement of which this Offering Circular is a part, this Offering will be conducted using the online subscription processing platform of DealMaker through our website, whereby investors will receive, review, execute and deliver subscription agreements electronically as well as make payment of the purchase price through a third party processor by ACH debit transfer or wire transfer or credit card to an account we designate. There is no escrow established for this Offering. We will hold closings upon the receipt of investors’ subscriptions and our acceptance of such subscriptions. We will also be required to pay various third-party expenses to vendors unaffiliated with DealMaker for payment processing, which are not anticipated to exceed 2% of the Offering proceeds.

We have agreed to pay DealMaker:

•	Prior to the Offering’s commencement, a one-time payment of $10,000 and $2,000/month will be paid to DealMaker for up to three months (a maximum of $6,000) for accountable expenses to be incurred and refunded if unused.
•	Once the Offering commences a fee of $2,000 per month will be charged for account management with a maximum of $18,000.

The total compensation paid to DealMaker for technology services is a maximum of $34,000.

Marketing and Advisory Services

The Company has also engaged DealMaker Reach, LLC (“Reach”), an affiliate of Broker, for certain marketing advisory and asset creation services. Reach will advise on the design and messaging on creative assets, website design and implementation, paid media and email campaigns, advise on optimizing the Company’s campaign page to track investor progress, and advise on strategic planning, implementation, and execution of Company’s capital raise marketing budget.

We have agreed to pay Reach:

•	Prior to the Offering commencing, $11,000/month will be paid to Reach for up to three months (a maximum of $33,000) for accountable expenses to be incurred and refunded if unused.
•	Once the Offering commences a fee of $11,000 per month will be charged for marketing management with a maximum of $99,000.
•	Supplementary Marketing Services, as may be authorized by the Company on a case-by-case basis, up to a maximum of an additional $1,125,000 of compensation for acting as the Company’s agent during the Offering.

The total maximum compensation paid to Reach is $1,256,999.97.

The Administrative and Compliance fees, the Technology Services Fees, and the Marketing and Advisory Services Fees described above will, in aggregate, not exceed $4,016,026, if the Offering is fully subscribed.

Selling Security holders

No securities are being sold for the account of security holders. All net proceeds of this Offering will go to the Company.

Transfer Agent and Registrar

Dealmaker Transfer Agent LLC will serve as transfer agent to maintain interestholder information on a book-entry basis. We will not issue interests in physical or paper form. Instead, our securities will be recorded and maintained on our interestholder register.

Investor’s Tender of Funds

After the Offering Statement has been qualified by the Commission, the Company will accept tenders of funds to purchase the Class B Common Interests. The Company may close on investments on a “rolling” basis (so not all investors will receive their Class B Common Interests on the same date). Investors may subscribe by tendering funds via wire, debit card, credit card, or ACH only, physical checks will not be accepted. Upon acceptance of the investors’ subscriptions, funds tendered by investors will be made available to the Company for its use.

The minimum investment in this Offering is $1,000.50, or 870 Class B Common Interests. Investors will also be responsible for a 3.5% transaction fee paid at the time of investment. This fee is not considered part of the cost basis of the subscribed Securities but will count against the per investor limit set out in the subscription agreement. These expenses are included in the maximum compensation set forth in the section above.

Investors will be required to subscribe to the Offering via the third-party platform managed by Novation Solutions, Inc., and agree to the terms of the Offering, the subscription agreement, and any other relevant exhibit attached thereto. The subscription agreement includes a representation by the investor to the effect that, if you are not an “accredited investor” as defined under securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth (excluding your principal residence). Pursuant to the subscription agreement, the Company may accept or reject an investor’s subscription in whole or in part and notify the investor of any such rejection.

The Broker has not investigated the desirability or advisability of investment in the Offering, nor approved, endorsed or passed upon the merits of purchasing the Class B Common Interests. Broker is not participating as an underwriter and under no circumstance will it recommend the Company’s securities or provide investment advice to any prospective investor or make any securities recommendations to investors. Broker is not distributing any Offering Circulars or making any oral representations concerning this Offering Circular or this Offering. Based upon Broker’s anticipated limited role in this Offering, it has not and will not conduct extensive due diligence of this Offering and no investor should rely on the involvement of Broker in this Offering as any basis for a belief that it has done extensive due diligence. Broker does not expressly or impliedly affirm the completeness or accuracy of the Offering Statement and/or Offering Circular presented to investors by the Company. All inquiries regarding this Offering should be made directly to the Company.